
03026236


SEC MAIL
RECEIVED
PROCESSING
JUL 02 2003
WASH. D.C.
187
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______ to _______

Commission file number 000-25983- (First Manitowoc Bancorp, Inc.)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

FIRST MANITOWOC BANCORP, INC.
402 North 8th Street
P.O. Box 10
Manitowoc, Wisconsin 54221-0010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First National Bank in Manitowoc 401(k) Profit Sharing Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL BANK IN MANITOWOC
401(K) PROFIT SHARING PLAN



Thomas J. Bare
President

First National Bank in Manitowoc 401(k) Profit Sharing Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

First National Bank in Manitowoc
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2002 and 2001

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors
First National Bank in Manitowoc
401(k) Profit Sharing Plan
Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

May 12, 2003
Green Bay, Wisconsin

First National Bank in Manitowoc
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$322	$11,907
Investments	11,191,499	10,334,188
Receivables:		
Employer contributions	321,103	284,380
Participant contributions	2,624	0
Net assets available for benefits	$11,515,548	$10,630,475

See accompanying notes to financial statements.

First National Bank in Manitowoc
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	($202,451)	$60,333
Interest and dividends	166,223	129,314
Total investment income (loss)	(36,228)	189,647
Contributions:		
Employer	485,335	209,324
Participant	498,385	425,091
Rollover	44,890	12,213
Total contributions	1,028,610	646,628
Transfers from other plan	0	1,171,807
Total additions	992,382	2,008,082
Deductions from net assets attributed to:		
Benefits paid to participants	58,085	261,894
Administrative expenses	49,224	49,628
Total deductions	107,309	311,522
Net additions	885,073	1,696,560
Net assets available for benefits at beginning	10,630,475	8,933,915
Net assets available for benefits at end	$11,515,548	$10,630,475

See accompanying notes to financial statements.

First National Bank in Manitowoc 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE 1 PLAN DESCRIPTION

The following description of First National Bank in Manitowoc 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) retirement savings plan covering substantially all employees of First National Bank in Manitowoc (the "Bank") who have been employed for six months and are 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Eligible employees can voluntarily elect to contribute an amount between 2% and 10% of compensation as defined by the Plan, subject to certain limitations under the Internal Revenue Code. The Bank may make a matching contribution equal to a discretionary uniform percentage, to be determined by the employer, of each contributing participants' elective deferrals. The discretionary match in 2002 and 2001 was 35% of participant's tax-deferred contributions. In addition, the Bank may make a discretionary profit sharing contribution that is allocated based on a participant's compensation as a percentage of total compensation for all participants. There was a $320,210 and $60,543 profit sharing contribution in 2002 and 2001, respectively.

Participants' Accounts

Each participant's account is credited with the participant's contributions, the Bank's matching contributions and discretionary profit sharing contribution, plan earnings (based on each participant's investment election and account balance), and forfeitures, if any.

NOTE 1 **PLAN DESCRIPTION** (Continued)

Vesting

All employee contributions and employer matching contributions and related earnings are 100% vested immediately. Profit sharing contributions and related earnings become 20% vested after two years of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after six years of credited service. In addition, there is full vesting upon normal retirement at age 65, death, or disability.

Expenses of the Plan

Administrative expenses charged by the plan administrator are paid out of plan assets.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the greater of 50% of their vested plan balance or $10,000, provided there is a minimum of $10,000 in their plan balance, but not more than $50,000. Loans can be made only in cases of hardship or for the purpose of purchasing a primary residence. Loan terms range from one to five years or more for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security, if the loan is for the purchase of a primary residence. The loans bear interest at a fixed rate of 1% over the prime rate, which is set at the start of the loan.

Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment.

Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

NOTE 1 PLAN DESCRIPTION (Continued)

Plan Termination

The Bank intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant's account become 100% vested and will be distributed to the participant in accordance with the Plan's provisions.

Forfeitures

Nonvested benefits which are forfeited throughout the year are accumulated in a separate account. Forfeitures from terminated participants remain in the separate account for five years after their withdrawal. If a terminated participant is rehired within five years, he or she can become fully vested in the forfeiture with proper length of service. If the terminated participant does not become vested in the forfeiture within five years, the forfeited amount is reallocated to active participants.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accounting records of First National Bank in Manitowoc 401(k) Profit Sharing Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make certain estimates and assumptions that directly affect the reported amounts and disclosures. Actual results may differ from these estimates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation

Investments are stated at fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. First Manitowoc Bancorp, Inc. common stock is valued at the latest bid price, as reported by a regional broker.

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

First National Bank in Manitowoc
401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE 3 INVESTMENTS

The following is a schedule of investments that individually represent 5% or more of the Plan's net assets at December 31:

	2002		2001	
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets
First Manitowoc Bancorp, Inc. Common Stock	$7,041,576	61.1	$6,479,844	61.0
Provident Mutual All Pro Diversified Equity Fund	687,658	6.0	740,198	7.0
Fidelity Advisor Growth & Income Fund	758,627	6.6	790,186	7.4
Provident Mutual Fixed Income Fund	1,192,596	10.4	912,848	8.6
Provident Mutual All Pro Value Equity Fund	563,247	4.9	548,544	5.2

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	($435,055)	($392,564)
First Manitowoc Bancorp, Inc. common stock	232,604	452,897
Totals	($202,451)	$60,333

NOTE 4 TRANSACTIONS WITH PARTIES-IN-INTEREST

First National Bank in Manitowoc serves as the sponsor of the Plan. As of December 31, 2002 and 2001, First National Bank in Manitowoc is a wholly owned subsidiary of First Manitowoc Bancorp, Inc. The Plan had the following transactions with First Manitowoc Bancorp, Inc.:

	2002	2001
Purchases of stock:		
Number of shares	25,086	160,790
Value of shares on transaction dates	$361,961	$2,184,668
Sales of stock:		
Number of shares	2,306	12,944
Value of shares on transaction dates	$32,832	$173,971

At December 31, 2002 and 2001, the Plan held 485,626 shares and 462,846 shares, respectively, of First Manitowoc Bancorp, Inc. common stock. Share balances and activity prior to November 2002 have been adjusted to reflect a 2-for-1 stock split which occurred in November 2002.

NOTE 5 TAX-EXEMPT STATUS OF THE PLAN

On December 19, 1997, the Internal Revenue Service declared the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

NOTE 6 SUBSEQUENT EVENT

On January 1, 2003, the Bank amended the original 401(k) plan document. As amended, the Plan is intended to be a stock bonus plan that is also an employee stock ownership plan and a qualified cash or deferred arrangement.

Supplemental Schedule

First National Bank in Manitowoc 401(k) Profit Sharing Plan

Plan's EIN #39-0447799   Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Date	Cost	Current Value
First Manitowoc Bancorp, Inc.*	485,626 shares - Common stock	$N/R	$7,041,576
Janus Advantage Worldwide Fund	23,623.421 shares - Mutual fund	N/R	170,234
T Rowe Price Small Cap Value Fund	8,260.706 shares - Mutual fund	N/R	181,240
Dodge & Cox Balanced Fund	5,005.279 shares - Mutual fund	N/R	304,076
Provident Mutual All Pro Diversified Equity Fund	31,967.022 shares - Mutual fund	N/R	687,658
Provident Mutual All Pro Equity Growth Fund	9,398.105 shares - Mutual fund	N/R	237,029
Fidelity Advisor Growth & Income Fund	83,204.313 shares - Mutual fund	N/R	758,627
Provident Mutual Fixed Income Fund	1,192,595.680 shares - Mutual fund	N/R	1,192,596
Provident Mutual All Pro Value Equity Fund	3,561.931 shares - Mutual fund	N/R	563,247
	Total mutual funds		4,094,707
Participant loans	7.75% to 10.5% notes maturing through June 2030		55,216
	Total assets (held at end of year)		$11,191,499

*Party-in-interest

N/R - Cost information is not required for participant-directed investments.

WIPFLi

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (No. 333-85749) on Form S-8 to the First National Bank in Manitowoc 401(k) Profit Sharing Plan of our report dated May 12, 2003, with respect to the financial statements and schedules of the First National Bank in Manitowoc 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

June 23, 2003
Green Bay, Wisconsin